Exhibit 99.2

Gold Royalty Announces Record Total Revenue, Land Agreement

Proceeds and Interest AND GEOs

First Quarter Results to be Released on May 13, 2024

Vancouver, British Columbia – April 22, 2024 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce record quarterly Total Revenue, Land Agreement Proceeds and Interest*, driven by the Company’s cornerstone royalties, recent royalty acquisitions and its unique royalty generator model. All amounts are expressed in U.S. dollars unless otherwise noted.

Preliminary Q1 2024 Results

Gold Royalty recorded Total Revenue, Land Agreement Proceeds and Interest* of $4.2 million (Revenue of $2.9 million), equating to 2,019 gold equivalent ounces (“GEOs”)*, in the first quarter of 2024, representing an increase of 112% from the first quarter of 2023.

In the first quarter of 2024, the Company had its first full quarter of pre-production and gold payments under the Borborema royalty and gold-linked loan financing completed in December 2023. Additionally, other existing cash flowing royalties on the Canadian Malartic, Cozamin, and Borden Mines produced stronger revenues than the prior quarter. The Company’s royalty generator model added $2.1 million in land agreement proceeds in the quarter.

While quarterly land agreement proceeds from the royalty generator model are expected to be lower for the remainder of the year, strong commodity prices and the expected ramp up of Côté towards commercial production in the third quarter of 2024 are expected to continue to fuel growth in royalty revenue through the remainder of 2024.

The Company remains on track to meet its previously disclosed forecast for 2024 of between approximately 5,000 and 5,600 GEOs, which equates to approximately $10.0 million to $11.2 million in forecasted Total Revenue, Land Agreement Proceeds and Interest, and was based on a gold price of $2,000 per ounce.

The 2024 outlook regarding total GEOs is based on public forecasts, expected development timelines and other disclosure by the owners and operators of the properties underlying our interests and our assessment thereof.

* Total GEOs and Total Revenue, Land Agreement Proceeds and Interest are non-IFRS financial measures. See “Non-IFRS Measures” below.

Q1 2024 Results Webcast Details

Gold Royalty will release its quarterly financial and operating results for the quarter ending March 31, 2024 on Monday, May 13, 2024, after market close.

An investor webcast will be held on Tuesday, May 14, 2024 starting at 11:00 am ET (8:00 am PT) to discuss these results. Management will be providing an update to interested stakeholders on the Company’s quarterly results including key recent catalysts that have been announced on the assets underlying the Company’s royalties. The presentation will be followed by a question-and-answer session where participants will be able to ask any questions they may have of management.

To register for the Q1 2024 investor webcast, please click the link below: https://www.bigmarker.com/vid-conferences/GROY-2024-Q1-Results

A replay of the event will be available on the Gold Royalty website following the presentation.

Investor Day

Gold Royalty’s management team will host a virtual investor day on June 12, 2024 from 9:00 am PT to 11:00 am PT to provide a strategic update of Gold Royalty’s business, a review of its assets and to review the Company’s updated Sustainability Report and Asset Handbook.

To register for the 2024 investor day webcast, please click the link below: https://www.bigmarker.com/vid-conferences/GROY-Virtual-Investor-Day

A replay of the event will be available on the Gold Royalty website following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: estimated future total GEOs and Total Revenues and Land Agreement Proceeds; expectations regarding the operations and/or development of the projects underlying the Company’s royalty interests, including the estimates of the operators thereof;; expectations regarding the Company’s growth; and statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 30, 2023 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Total Revenue, Land Agreement Proceeds and Interest; and (ii) GEOs which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

●	Total Revenue, Land Agreement Proceeds and Interest reconciliation

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against mineral properties and the gold-linked loan interest. The Company has included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. Below is a reconciliation of our Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three months ended March 31, 2024 and 2023, respectively:

	For the three months ended March 31
(in thousands of dollars)	2024($)	2023($)
Royalty	1,062	234
Advance minimum royalty and pre-production royalty	830	331
Land agreement proceeds	2,052	1,405
Loan interest	241	—
Total Revenue, Land Agreement Proceeds and Interests	4,185	1,970
Land agreement proceeds credited against mineral properties	(1,050)	(1,203)
Loan interest	(241)	—
Revenue	2,894	767

●	GEOs

Total GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For three months ended March 31, 2023	1,889	1,970	1,043
For three months ended March 31, 2024	2,072	4,185	2,019